UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                              TFC Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872388103
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                 Mitchell Sacks
                         Grand Slam Capital Partners, LP
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 346-4335

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 18, 2003
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

CUSIP NO.  872388103                                                                     AMENDMENT NO. 4 TO SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam General Partners, LLC                  IRS # 22-3779105

---------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (A) |X|
                                                                                                       (B)

---------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
---------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(D) OR 2(E)    |_|
---------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
---------------------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

      NUMBER OF                -0-
       SHARES           ---------------------------------------------------------------------------------------------------
    BENEFICIALLY        8      SHARED VOTING POWER
      OWNED BY
       EACH                    1,131,400
     REPORTING          ---------------------------------------------------------------------------------------------------
      PERSON            9      SOLE DISPOSITIVE POWER
       WITH
                               -0-
                        ---------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               1,131,400
 ---------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,131,400

---------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|


---------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8%
---------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           HC
---------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  872388103                                         AMENDMENT NO. 4 TO SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam Capital Partners, LP                  IRS # 22-3779125
---------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (A) |X|
                                                                                                       (B)
---------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
---------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(D) OR 2(E)    |_|
---------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA

---------------------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
    NUMBER OF
     SHARES             ---------------------------------------------------------------------------------------------------
  BENEFICIALLY          8      SHARED VOTING POWER
    OWNED BY
      EACH                     1,015,600
    REPORTING           ---------------------------------------------------------------------------------------------------
     PERSON             9      SOLE DISPOSITIVE POWER
      WITH
                               -0-
                        ---------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               1,015,600
---------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,015,600
---------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |X|


---------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.8%
---------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           PN
---------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  872388103                                         AMENDMENT NO. 4 TO SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------
11       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Kelly Lauren Wong

---------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (A) |X|
                                                                                                       (B)

---------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
---------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(D) OR 2(E)    |_|

---------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Citizen of the United States
---------------------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
     NUMBER OF
      SHARES            ---------------------------------------------------------------------------------------------------
   BENEFICIALLY
     OWNED BY           8      SHARED VOTING POWER
       EACH
     REPORTING                 45,500
      PERSON            ---------------------------------------------------------------------------------------------------
       WITH             9      SOLE DISPOSITIVE POWER

                               -0-
                        ---------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               45,500
--------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          45,500
---------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |X|


---------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .39%
---------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  872388103                                         AMENDMENT NO. 4 TO SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Susan Unger Sacks

---------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (A) |X|
                                                                                                       (B)

---------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
---------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(D) OR 2(E)    |_|

---------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Citizen of the United States
---------------------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-
       NUMBER OF        ---------------------------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                  28,000
       REPORTING        ---------------------------------------------------------------------------------------------------
        PERSON          9      SOLE DISPOSITIVE POWER
         WITH
                               -0-
                        ---------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               28,000
 ---------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,000
---------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |X|


---------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .24%
---------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
---------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  872388103                                         AMENDMENT NO. 4 TO SCHEDULE 13D
---------------------------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Michael Lau Wong,  as Trustee for each of The 1999 Mickey B. Sacks Trust,  the 1995 Mason  Bennett  Sacks Trust and
        1995 Maxwell Sacks Trust

---------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (A)        |X|
                                                                                                       (B)

---------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO

---------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(D) OR 2(E)    |_|

---------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Citizen of the United States
---------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF
        SHARES                 -0-
     BENEFICIALLY
       OWNED BY         ---------------------------------------------------------------------------------------------------
         EACH           8      SHARED VOTING POWER
       REPORTING
        PERSON                 27,300
         WITH           ---------------------------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               -0-
                        ---------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               27,300
---------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,300
---------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |X|

---------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .24%
---------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           OO
---------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  872388103                                         AMENDMENT NO. 4 TO SCHEDULE 13D
------- -------------------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mitchell Sacks, as Custodian for Maxwell Sacks UGMA

------- -------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (A) |X|
                                                                                                       (B)

------- -------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- -------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
------- -------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(D) OR 2(E)    |_|
------- -------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Citizen of the United States
---------------------------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
       NUMBER OF
        SHARES                 -0-
     BENEFICIALLY
       OWNED BY         ---------------------------------------------------------------------------------------------------
         EACH           8      SHARED VOTING POWER
       REPORTING
        PERSON                 15,000
         WITH
                        --------------------------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               -0-
                        --------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               15,000
--------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,000
--------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |X|

--------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .13%
--------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------------------------------------------------

         This amends and supplements the Statement on Schedule 13D, dated August 19, 2002 (the "Statement"), previously filed with the Securities and Exchange Commission (the "Commission") by Grand Slam Capital Partners, LP, a Delaware limited partnership ("Grand Slam Capital Partners"), and by Grand Slam General Partners, LLC, a Delaware limited liability company ("Grand Slam General Partners"), with respect to their beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of TFC Enterprises, Inc., a Delaware corporation (the "Issuer"). This fourth amendment to the Statement on Schedule 13D (the "Fourth Amendment") constitutes the initial statement on Schedule 13D for each of Mitchell Sacks, as custodian for the Maxwell Sacks UGMA, Kelly Lauren Wong, Susan Unger Sacks, and Michael Lau Wong, as trustee for each of The 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust and the 1995 Maxwell Sacks Trust (collectively, the "Individuals," and together with Grand Slam Capital Partners and Grand Slam General Partners, the "Reporting Persons"). The Reporting Persons together are a Group in accordance with Section 13(d)(3) of the Act.

         ITEM 1.   SECURITY AND ISSUER

         The title of the class of equity securities to which this Fourth Amendment relates is the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at 5425 Robin Hood Road, Suite 101 B, Norfolk, Virginia 23513.

         ITEM 2.   IDENTITY AND BACKGROUND

         (a)  Item  3(a)  of  this  Fourth   Amendment  is  hereby  amended  and
supplemented as follows:

This Fourth Amendment is also being filed by the each of Mitchell Sacks, as custodian for the Maxwell Sacks UGMA, Kelly Lauren Wong, Susan Unger Sacks, and Michael Lau Wong, as trustee for each of The 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust and the 1995 Maxwell Sacks Trust.

         (b) Item 3(b) of this Fourth Amendment is hereby supplemented as follows:

The address of Kelly Lauren Wong is 8 Deer Hill Road, Demarest, New Jersey, 07627. The address of Susan Unger Sacks is 7264 Fisher Island Drive, Fisher Island, Florida, 33109. The address of Michael Lau Wong is 1624 North Occidental Blvd., Los Angeles, California, 90026. Mitchell Sacks' address is set forth on EXHIBIT A attached hereto.

         (c) Item 3(c) of this Fourth Amendment is hereby supplemented as follows:

Kelly Lauren Wong's principal occupation is homemaker. Susan Unger Sacks' principal occupation is homemaker. Mitchell Sacks' principal occupation and his business address are set forth on EXHIBIT A attached hereto. Michael Lau Wong's principal occupation is drug research and development consulting and he is employed by Blueline BioMed Consultants, the principal offices of which are located at 2815 West Summerdale Ave., Chicago, Illinois, 60625.

         (d) Item 3(d) of this Fourth Amendment is hereby supplemented as follows:

During the last five years, none of Mitchell Sacks, Kelly Lauren Wong, Susan Unger Sacks nor Michael Lau Wong has been convicted in any criminal proceeding.

         (e) Item 3(e) of this Fourth Amendment is hereby supplemented as follows:

During the last five years, none of Mitchell Sacks, Kelly Lauren Wong, Susan Unger Sacks nor Michael Lau Wong has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and was not or is not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities 4 of 8 laws or finding any violation with respect to such laws.

         (f) Item 3(f) of this Fourth Amendment is hereby supplemented as follows:

Mitchell Sacks is a citizen of the United States. Kelly Lauren Wong is a citizen of the United States. Susan Unger Sacks is a citizen of the United States. Michael Lau Wong is a citizen of the United States.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the shares of Common Stock set forth on EXHIBIT B hereto (the "Individuals' Shares") have come from personal funds of Mitchell Sacks, Kelly Lauren Wong, and Susan Unger Sacks and from the funds of The 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust and the 1995 Maxwell Sacks Trust. The aggregate amount of funds used in making the purchases of the Individuals' Shares is $175,179.

         ITEM 4.   PURPOSE OF TRANSACTION

         The Reporting Persons have acquired shares of Common Stock of the Issuer, as described in the Statement and in subsequent amendments thereto, in order to obtain a substantial equity position in the Issuer based on the Reporting Persons' belief that the Common Stock at current market prices is undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, to the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as to the Reporting Persons may deem advisable. Grand Slam Capital Partners anticipates that, from time to time, communicating with the Issuer regarding its business and strategic opportunities, identifying to the Issuer strategic opportunities and alternatives to be considered by the Issuer, Grand Slam Capital Partners may propose, propose to arrange, or identify to the Issuer sources of capital.

         Other than as set forth herein, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of this Fourth Amendment.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a) Since Grand Slam General Partners may be deemed to control, directly or indirectly Grand Slam Capital Partners and the Individuals, Grand Slam General Partners may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Act, to beneficially own an aggregate of 1,131,400 shares of Common Stock (the "Shares"), representing approximately 9.8% of the issued and outstanding shares of Common Stock. Grand Slam General Partners is not the direct owner of any of the Shares. Neither the filing of this Fourth Amendment, any further amendment hereto, nor anything contained herein is intended as, or should be construed as, an admission that Grand Slam General Partners beneficially owns any of the Shares and Grand Slam General Partners disclaims any beneficial ownership of the Shares. Grand Slam Capital Partners is a direct owner of 1,015,600 of the Shares, representing approximately 8.8% of the issued and outstanding shares of Common Stock. Kelly Lauren Wong is the direct owner of 45,500 Shares (the "Kelly Wong Shares"), representing approximately .39% of the issued and outstanding shares of Common Stock. Susan Unger Sacks is the direct owner of 28,000 Shares (the "Susan Sacks Shares"), representing approximately .24% of the issued and outstanding shares of Common Stock. Michael Lau Wong, by virtue of being the trustee for each of The 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust and the 1995 Maxwell Sacks Trust, is the direct owner of the 27,300 shares held by the trusts (the "Michael Wong Shares"), representing approximately .24% of the issued and outstanding shares of Common Stock. By virtue of being custodian for the Maxwell Sacks UGMA, Mitchell Sacks is the direct owner of the 15,000 shares held by the UGMA (the "Mitchell Sacks Shares"), representing approximately .24% of the issued and outstanding shares of Common Stock.

         The deemed percentage ownership of the Reporting Persons in the Issuer's capital stock is based on 11,541,033 issued and outstanding shares of the Common Stock as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Commission.

         (b)  Item  5(b)  of  this  Fourth   Amendment  is  hereby  amended  and
supplemented as follows:

Since Grand Slam General Partners may be deemed to control, directly or indirectly Grand Slam Capital Partners and the Individuals, Grand Slam General Partners may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Act, to beneficially own the Shares. Neither the filing of this Fourth Amendment, any further amendment hereto, nor anything contained herein is intended as, or should be construed as, an admission that Grand Slam General Partners beneficially owns any of the Shares and Grand Slam General Partners disclaims any beneficial ownership of the Shares. Grand Slam General Partners is not the direct owner of any of the Shares. Grand Slam Capital Partners is a direct owner of 1,015,600 of the Shares. Kelly Lauren Wong directly owns 45,000 Shares (the "Kelly Wong Shares) and has the power to direct the vote or disposition of the Kelly Wong Shares. Susan Unger Sacks directly owns 28,000 Shares (the "Susan Sacks Shares") and has the power to direct the vote or disposition of the Susan Sacks Shares. Michael Lau Wong, by virtue of being the trustee for each of The 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust and the 1995 Maxwell Sacks Trust, Michael Lau Wong is the direct owner of the Michael Wong Shares and has the power to vote or direct the vote and dispose or direct the disposition of the Michael Wong Shares. By virtue of being the custodian for the Maxwell Sacks UGMA, Mitchell Sacks is the direct owner of the Mitchell Sacks Shares and has the power to vote or direct the vote and dispose or direct the disposition of the Mitchell Sacks Shares and may be deemed to beneficially own the Mitchell Sacks Shares.

         (c) The dates and amount of each acquisition of the Individuals' Shares is listed on EXHIBIT B hereto. Except as set forth in EXHIBIT B hereto, there have been no transactions in shares of Common Stock since the date of the filing of the Amendment No. 3 to the Statement on February 11, 2003 by any of the Reporting Persons or any person or entity listed on EXHIBIT B hereto.

         (d) Response unchanged.

         (e) Response unchanged.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of this Fourth Amendment is hereby amended and supplemented as follows:

Mitchell Sacks is the custodian for the Maxwell Sacks UGMA, and, as such, has the power to vote or direct the vote and dispose or direct the disposition of the Mitchell Sacks Shares. Michael Lau Wong is the trustee for each of The 1999 Mickey B. Sacks Trust, the 1995 Mason Bennett Sacks Trust, and the 1995 Maxwell Sacks Trust and, as such, has the power to vote or direct the vote and dispose or direct the disposition of the Michael Wong Shares. Kelly Lauren Wong is the spouse of Mitchell Sacks. Susan Unger Sacks is the mother of Mitchell Sacks.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as Exhibits to the Statement, as amended by this Fourth Amendment:

         EXHIBIT A   Information with respect to executive officers and managers of Grand Slam General Partners, LLC.

         EXHIBIT B:  As described in Item 5.

         EXHIBIT C:  Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Fourth Amendment is true, complete and correct.



Dated: March 7, 2003                  Grand Slam Capital Partners, LP




                                          By: /s/ MITCHELL SACKS
                                             -----------------------------------
                                          Name:  Mitchell Sacks
                                          Title: Managing Partner



Dated: March 7, 2003                  Grand Slam General Partners, LLC



                                          By: /s/ MITCHELL SACKS
                                             -----------------------------------
                                          Name:  Mitchell Sacks
                                          Title: Principal


Dated: March 7, 2003                          /s/ SUSAN UNGER SACKS
                                             -----------------------------------
                                                  Susan Unger Sacks


                                             Maxwell Sacks UGMA


Dated: March 7, 2003                      By: /s/ MITCHELL SACKS
                                             -----------------------------------
                                             Name: Mitchell Sacks, as Custodian


Dated: March 7, 2003                          /s/ KELLY WONG
                                             -----------------------------------
                                                  Kelly Lauren Wong

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Fourth Amendment is true, complete and correct.

                                             1999 Mickey B. Sacks Trust



Dated: March 7, 2003                      By: /s/ MICHAEL LAU WONG
                                             -----------------------------------
                                             Name: Michael Lau Wong, as Trustee


                                             1995 Mason Bennett Sacks Trust


Dated: March 7, 2003                      By: /s/ MICHAEL LAU WONG
                                             -----------------------------------
                                             Name: Michael Lau Wong, as Trustee


                                             1995 Maxwell Sacks Trust


Dated: March 7, 2003                      By: /s/ MICHAEL LAU WONG
                                             -----------------------------------
                                             Name: Michael Lau Wong, as Trustee